Exhibit 4.3

Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.
Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:

1.
Description of the Plan: The Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable remuneration and based on compliance with the objectives established for each of the cycles into which the Plan will be divided.

2.
Purpose: To foster commitment of the Executive Directors and of the Senior Executive Officers of the Telefónica Group to its strategic plan, linking their remuneration to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, such that it is in line with best remuneration practices, offering a competitive remuneration package that contributes to retaining the Senior Executive Officers who hold key positions within the Group.

3.
Participants in the Plan: The Senior Executive Officers of the Telefónica Group may participate in the Plan, including the Executive Directors of Telefónica, S.A. who are invited to participate in the Plan, having fulfilled the requirements established for such purpose at any time (hereinafter, the “Participants”).

The group of potential Participants is currently made up of approximately 1,050 Senior Executive Officers of the Telefónica Group, although new potential Participants who fulfill the requirements established for such purpose at any time due to promotion, joining the Telefónica Group or other reasons may be added to the Plan without any modification to its terms and conditions.

4.
Duration of the Plan: The Plan will have a total duration of five (5) years and will be divided into three (3) mutually exclusive cycles of three (3) years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the commencement of each cycle). The first cycle will be deemed to have commenced on January 1, 2018 (with delivery of the respective shares in 2021), the second cycle will commence on January 1, 2019 (with delivery of the respective shares in 2022) and the third will commence on January 1, 2020 (with delivery of the respective shares in 2023).

5.
Maximum number of shares of Telefónica, S.A. included in the Plan: The maximum total number of shares of Telefónica, S.A. that are to be delivered to the Participants at the end of each of the cycles in implementation of the Plan will be the result of dividing the maximum amount allocated to each cycle by the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).

The maximum total amount allocated to the Plan is set at two hundred fifty million euros (250,000,000 euros).
The maximum amount allocated to each of the cycles of the Plan will be determined annually by the Board of Directors upon a prior report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed the aforementioned overall figure of two hundred fifty million euros (250,000,000 euros) for the three cycles of the Plan. The amounts committed but not ultimately used in each cycle (due to non-achievement of objectives, withdrawals, etc.) will be available for subsequent cycles.
In any event, the total shares to be delivered in implementation of the Plan to all of the Participants (including Executive Directors) at the end of each cycle can never exceed 0.27% of the share capital of Telefónica, S.A. at the commencement of the respective cycle.
The Participants of the Plan will include the Executive Directors of Telefónica, S.A., who, if they fulfill all of the requirements and conditions established in the Plan, will have the right, at the end of each of the three cycles, to receive a maximum number of shares whose value is equivalent to 250% of their Annual Fixed Remuneration for the first year of the respective cycle (in the event of achievement of the objectives established in the Plan).
For the first cycle of the Plan, taking into consideration the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1, 2018 and the Annual Fixed Remuneration of the Executive Directors for 2018, such maximum number of shares is equivalent to 568,077 shares for the Executive Chairman, Mr. José María Álvarez-Pallete López, and to 472,634 shares for the Chief Operating Officer, Mr. Ángel Vilá Boix. In any event, the number of shares to be delivered will depend on the allocation approved by the Board of Directors and on the level of achievement of the objectives of the Plan.
For each of the remaining cycles and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors will determine the maximum amounts that will be used as a basis to set the maximum number of shares that can be delivered based on the respective Reference Value. In no case may such maximum amount exceed 250% of the Annual Fixed Remuneration of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan for either of the two (2) remaining cycles of the Plan.
The number of shares effectively delivered to each Executive Director at the end of each cycle in implementation of this Plan, as well as the number of shares effectively delivered to the other Senior Executive Officers of the Telefónica Group, will be disclosed in accordance with the provisions of applicable law.

6.
Requirements and conditions for the delivery of shares: The specific number of shares of Telefónica, S.A. that will be delivered to the Participants at the end of each cycle, within the established limit, will be subject to and determined by the achievement of economic/financial objectives consisting of the creation of shareholder value and, if applicable, objectives linked to sustainability, the environment or corporate governance.

In the first cycle of the Plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return (hereinafter, as defined below, the “TSR”) objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group (the “FCF”).
TSR is considered the metric to determine the generation of medium-term and long-term value in the Telefónica Group as it measures the return on the shareholder’s investment, and is defined, for purposes of the Plan and for each cycle, as the sum of the accumulated change in the value of shares of Telefónica, S.A. plus the dividends and other similar items received by the shareholders during the cycle in question.
To determine achievement of the TSR objective and calculate the specific number of shares to be delivered for this item, the evolution of TSR of Telefónica, S.A. shares during the period of each cycle will be measured in comparison with the TSRs of certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which will constitute the comparison group for purposes of the Plan (hereinafter, the “Comparison Group”).
The companies included in the Comparison Group for purposes of comparing the evolution of the TSR of Telefónica, S.A. shares are listed below:

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	Tim Participacoes	Belgacom
Millicom

For each cycle of the Plan and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica, S.A. may update the list of the companies included in the Comparison Group and determine their weighting, maintaining the economic foundations of the Plan.
To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group in each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each fiscal year.
In subsequent cycles of the Plan, at the proposal of the Nominating, Compensation and Corporate Governance Committee the Board of Directors may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
Each Participant will be allotted a number of theoretical shares at the commencement of the respective cycle. The specific number of shares to be delivered will depend on the level of achievement of the objectives set for each cycle.

For the first cycle of the Plan, the level of achievement of objectives will be determined according to the following rules:

•
In relation to achievement of the TSR objective, the Plan will establish that the number of shares to be delivered tied to the achievement of this objective will vary between 15% of the allotted number of theoretical shares, in the case that the evolution of the TSR of Telefónica, S.A. shares is at least at the median of the Comparison Group, and 50% in the case that such evolution is at the third quartile or higher of the Comparison Group, the percentage to be calculated by linear interpolation in those cases where TSR is between the median and the third quartile.

•
In relation to the FCF, a scale of achievement will be determined at the commencement of each cycle that will include a minimum threshold, below which no incentive will be paid, and whose compliance will entail the delivery of 25% of the allotted theoretical shares, and a maximum level, which will entail the delivery of 50% of the allotted theoretical shares.

The Nominating, Compensation and Corporate Governance Committee will conduct an annual review of the objectives, and the level of achievement will be determined upon completion of each Plan cycle. For this evaluation, the Nominating, Compensation and Corporate Governance Committee will have the support of the Audit and Control Committee, which will provide information regarding the audited results. The Nominating, Compensation and Corporate Governance Committee will also take into account any associated risk in establishing objectives and evaluating achievement thereof.
Positive or negative financial effects arising out of extraordinary events that may cause distortions in the results of the evaluation will be eliminated when determining the level of achievement of the objectives.
During 2021, 2022 and 2023 and with respect to each delivery of shares, there will be an evaluation of whether it is appropriate to confirm or cancel, partly or wholly, the respective settlement for each fiscal year, and also, if applicable, to claim the partial or total reimbursement of shares already delivered (or their cash equivalent) in the event that the number of shares delivered has not been in line with the conditions set by the Board of Directors or when they have been delivered on the basis of data subsequently proven to be inaccurate. Additionally, in 2024, at the time of approval of the annual accounts for the previous fiscal year, there will be an evaluation of whether it is appropriate to claim the partial or total reimbursement of shares previously delivered (or their cash equivalent) in the event that any of the aforementioned circumstances occur.
The Company may also partly or wholly cancel payment under the Plan to the Executive Directors when the external Company’s auditor introduces qualifications in its report that cause a decrease in the results taken into consideration in determining the number of shares to be delivered.
Regardless of other conditions and requirements that may be established, in order for each of the Participants to have the right to receive the respective shares, they must maintain an employment or commercial relationship with the Telefónica Group at the delivery date for each cycle (without prejudice to the exceptions deemed appropriate), and have been related thereto for at least one year.

Moreover, at least 25% of the shares delivered to the Executive Directors and to other Participants as determined by the Board of Directors pursuant to the Plan will be subject to a holding period of one year.
Additionally, the transfer of the shares delivered to the Executive Directors under the Plan will be subject to the provisions of the director remuneration policy of Telefónica, S.A.

7.
Delivery date of the shares: The shares will be delivered at the end of each cycle, i.e., in 2021, 2022 and 2023, respectively, with the specific delivery date to be determined by the Board of Directors or the body or person to which it delegates such power.

8.
The Telefónica Group: For purposes of the provisions in the Plan, the Telefónica Group will be deemed to be the group of companies whose controlling company within the meaning of article 42 of the Commercial Code is Telefónica, S.A.

9.
Source of shares to be delivered: Subject to compliance with the legal requirements established for such purpose, the shares to be delivered to Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.

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